EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Participants and Administrator

Savings Plan for Union Employees of Unilever:

We consent to the incorporation by reference in the registration statement (No. 333-151802) on Form S-8 of Unilever N.V. of our report dated June 26, 2015, with respect to the statement of net assets available for benefits of the Savings Plan for Union Employees of Unilever as of December 31, 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Savings Plan for Union Employees of Unilever.

/s/

New York, New York

January 22, 2016